Exhibit 23.1

The Board of Directors and Stockholders

SVB Financial Group:

We consent to the use of our reports dated February 29, 2008 with respect to the consolidated balance sheets of SVB Financial Group and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment effective January 1, 2006.

/s/ KPMG LLP

San Francisco, California
January 5, 2009